Grote Molen, Inc.

322 West Griffith Road

Pocatello, Idaho 83201

July 12, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Grote Molen, Inc.

Registration Statement on Form 10

Filed May 14, 2010

SEC File No. 000-53979

Ladies and Gentlemen:

Grote Molen, Inc., a Nevada corporation (the “Company”) has received a letter from the staff of the U.S. Securities and Exchange Commission, dated June 9, 2010, setting forth comments with regard to the Company’s Registration Statement on Form 10.  In connection with the Company’s response to such comments, the Company understands that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Sincerely,

/s/ John Hofman

John Hofman

President